Exhibit 99.1

JinkoSolar’ s Subsidiary Jiangxi Jinko Announces Proposed Issuance of Convertible Bonds of up to RMB10 Billion

SHANGRAO, China, July 28, 2022 --  JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that Jinko Solar Co., Ltd. (“Jiangxi Jinko”), its majority-owned principal operating subsidiary, intends to issue convertible bonds (the “Convertible Bonds”) in the principal amount of up to RMB10 billion (the “Convertible Bond Issuance”). The Convertible Bonds, which will be listed on the Shanghai Stock Exchange’s Sci-Tech Innovation Board, have a term of six years and are convertible into Jiangxi Jinko’s ordinary shares. The net proceeds from the Convertible Bond Issuance will be used for (i) construction and development of certain solar cell and module production projects by Jiangxi Jinko, and (ii) working capital for Jiangxi Jinko.

The completion of the proposed Convertible Bond Issuance is subject to the review process by the Shanghai Stock Exchange and the registration process by the China Securities Regulatory Commission.

The Company currently owns approximately 58.62% equity interest in Jiangxi Jinko and has special preemptive rights to subscribe for a portion of the Convertible Bonds.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 40.0 GW for mono wafers, 40.0 GW for solar cells, and 50.0 GW for solar modules, as of March 31, 2022.

JinkoSolar has 12 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in mainland China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of March 31, 2022.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the SEC, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com